Exhibit 99.1

Swvl Launches Luxury Travel Vertical, Unlocking High-Margin Growth Potential Across Its Operating Markets and Secures First Revenue in the UAE

Swvl Luxury Travel offers premium airport transfers, on-demand rides, intercity travel, meet-and-greet services, and event transportation

Launched with average gross margins of 35%, and collaborating with three top chauffeur providers and two leading travel agencies across existing markets

Swvl’s proprietary technology platform powers seamless booking experiences, real-time fleet optimization, and personalized service management, ensuring a world-class experience

DUBAI, United Arab Emirates, May 20, 2025 (GLOBE NEWSWIRE) — Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading global provider of technology-enabled mobility solutions for enterprises and governments, today announced the official launch of its luxury travel vertical, offering a comprehensive suite of premium mobility services designed to meet the rising demand for high-end transportation across its operating markets. The new offering includes luxury airport transfers, on-demand rides, intercity travel, personalized meet-and-greet services, and event transportation solutions, tailored for frequent travelers and corporate clients. This strategic move is aimed to accelerate Swvl’s diversification into high-margin business segments, and to support its path towards sustainable profitability.

The United Arab Emirates marks only the beginning of Swvl Luxury Travel’s rollout, with the Company actively expanding this use case across the Gulf Cooperation Council (“GCC”), where high-net-worth client segments, mega exhibitions, business travel, and rising traffic congestion are accelerating the demand for premium, technology-enabled mobility solutions. This vertical is already gaining traction in GCC, with growing interest from government entities, luxury hospitality groups, and event organizers. Swvl’s expansion into this high-margin vertical reinforces its strategy to scale across dollar-pegged, high-revenue markets before replicating the model globally.

Swvl has completed multiple corporate bookings and is already collaborating with three top chauffeur providers and two leading travel agencies. The Company has also begun working with a renowned luxury fashion house to become their preferred transportation partner across the GCC. These agreements are aimed at providing quick market traction and we believe they mark Swvl’s position as a preferred luxury mobility partner for both business and leisure travelers.

Mostafa Kandil, Chief Executive Officer of Swvl, commented: “With this launch, we’re expanding our footprint into one of the most promising segments of our industry. The luxury travel market continues to grow rapidly, driven by increasing corporate demand, tourism, and large-scale regional events. Through our technology platform and strategic partnerships, we believe that we are uniquely positioned to deliver premium, reliable, and seamless transportation experiences while driving higher-margin revenues for the business.”

Swvl’s proprietary technology platform is aimed to power seamless booking experiences, real-time fleet optimization, and personalized service management, and to ensure a world-class experience for premium travelers. With a strong focus on high-growth markets, we believe that Swvl Luxury Travel is set to become a key player in the premium mobility sector, delivering convenience, efficiency, and operational excellence.

For more information about Swvl and its services, please visit www.swvl.com.

About Swvl

Swvl is a global technology provider offering transformative mobility solutions for enterprises and governments. The Company’s platform delivers innovative transportation alternatives, with a goal to enable safer, more efficient, and accessible mobility options. Swvl operates in numerous cities worldwide, providing services that are aimed to empower individuals and organizations to navigate their environments effectively.

Forward-looking statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward-looking statements when it discusses the potential of its products and services; the high margin potential of its luxury travel vertical; its ability to continue to offer a comprehensive suite of premium mobility services and to meet the rising demand for high-end transportation across its operating markets; its ability to accelerate diversification into high-margin business segments and to sustain profitability; its ability to scale across dollar-pegged, high-revenue markets; its ability to maintain its margins; the belief that the luxury travel market will continue to grow; that its agreements are aimed at providing quick market traction and the belief that they mark Swvl’s position as a preferred luxury mobility partner for both business and leisure travelers; its positioning and ability to deliver premium, reliable, and seamless transportation experiences while driving higher-margin revenues; that the new vertical reinforces its strategy to scale across dollar-pegged, high-revenue markets before replicating the model globally; and the belief that is set to to become a key player in the premium mobility sector. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially.

In addition, forward-looking statements provide Swvl’s expectations, plans, or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact:

Investor Relations: ir@swvl.com

Ahmed Misbah, Swvl’s Chief Financial Officer: ahmed.misbah@swvl.com